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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006 - Amendment

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
1350-650 West Georgia Street Vancouver BC Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        82-

EXPLANATORY NOTE

This Amendment No. 1 to the Interim Report on Form 6-K for the period ended October 31, 2006 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures in Annual Reports on Form 20-F under Item 17 (Financial Statements).

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Interim Report on Form 6-K for the period ended October 31, 2006 or reflect any events that have occurred after the Form 6-K was filed on December 11, 2006.

Consolidated Financial Statements

Nine months ended October 31, 2006

These financial statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Operations
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005	2006	2005
	3 months	3 months	9 months	9 months
Mineral Property Interests
Revenue
Option proceeds	$ 25,000	$ -	$ 85,000	$ 40,000
Project management fees	50,086	18,353	52,466	34,834
	75,086	18,353	137,466	74,834
Expenses
Acquisition costs	202,534	38,274	248,528	45,188
Exploration expenditures	360,426	374,128	1,008,086	856,625
Exploration tax credits	(12,540)	(14,687)	(36,595)	(16,907)
Joint venture reimbursement	(69,997)	1,356	(155,891)	(15,386)
	480,423	399,071	1,064,128	869,520
Loss from mineral property operations	(405,337)	(380,718)	(926,662)	(794,686)
Other Operations
Revenue
Other	227	357	1,719	7,627
Expenses
Accounting and legal	17,485	2,049	24,430	15,396
Depreciation	16,902	8,152	35,945	18,671
Foreign exchange loss (gain)	918	1,038	12,667	1,467
Investor services and trade shows	3,194	3,548	35,357	32,819
Management services	24,671	17,229	91,006	89,829
Marketing	34,121	13,228	82,852	57,193
Office	13,829	14,139	80,994	65,734
Rent	15,420	17,686	50,766	45,186
Salaries and support services	84,315	61,642	256,524	186,169
Share-based compensation	-	-	693,491	18,506
Travel and entertainment	14,242	13,044	50,061	34,779
	225,097	151,755	1,414,093	559,749
Loss from other operations	(224,870)	(151,398)	(1,412,374)	(558,122)
Loss before the undernoted	(630,207)	(532,116)	(2,339,036)	(1,352,808)

Interest	23,125	18,421	92,212	45,172
Gain on marketable securities	-	-	82,097	-
Loss before Income Taxes	$ (607,082)	$ (513,695)	$(2,164,727)	$(1,307,636)
Future Income Tax Recovery (Note 7)	-	-	-	-

Net Loss	$ (607,082)	$ (513,695)	$(2,164,727)	$(1,307,636)

Basic and Diluted Loss Per Share	$ (0.03)	$ (0.03)	$ (0.10)	$ (0.07)
Weighted average shares outstanding	21,721,539	19,165,647	21,294,711	18,294,924

RIMFIRE MINERALS CORPORATION
Consolidated Balance Sheets
October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

			Year End
	2006	2005	Jan. 31
ASSETS			2006
Current
Cash	$2,483,442	$3,029,514	$2,836,027
Short-term investments	1,205,135	-	-
Marketable securities (Note 2)	248,350	139,870	88,370
Accounts receivable	235,714	260,776	64,635
Prepaid expenses	23,222	5,077	16,192
Deposits - Equity Engineering (Note 5)	11,485	-	-
	4,207,348	3,435,237	3,005,224

Office and Computer Equipment, less accumulated depreciation of $106,227
(2005 - $54,974)	79,234	52,376	61,564
Project Deposits (Note 3)	64,721	27,700	28,700
Mineral Property Interests (Note 4)	-	-	-

	$4,351,303	$3,515,313	$3,095,488

LIABILITIES
Current
Accounts payable and accruals	$23,171	$27,822	$62,733
Payable to related party (Note 6)	-	-	36,846
Joint venture project deposits	15,612	-	-
	38,783	27,822	99,579

Mineral Property Reclamation Obligation (Note 10)	35,363	35,363	35,363
	74,146	63,185	134,942

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)	12,055,375	9,495,528	9,358,013
Contributed Surplus (Note 5 )	1,525,372	761,073	922,976
Deficit	(9,485,170)	(6,804,473)	(7,320,443)
Accumulated Other Comprehensive Income (Note 2)	181,580	-	-
	4,277,157	3,452,128	2,960,546

	$4,351,303	$3,515,313	$3,095,488

APPROVED BY THE BOARD

“David A. Caulfield”

Director

“Henry J. Awmack”

Director

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Comprehensive Income
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005	2006	2005
	3 months	3 months	9 months	9 months

Net Income (Loss)	$ (607,082)	$ (513,695)	$ (2,164,727)	$ (1,307,636)
Other comprehensive income
Changes in fair value of investments	(29,875)	-	169,582	-
Gains realized on sale of investments	-	-	(82,097)	-
Other than temporary impairment charge	-	-	-	-
Tax effect of other comprehensive income	-	-	-	-

Other comprehensive income (loss)	(29,875)	-	87,482	-

Total comprehensive income (loss)	$ (636,957)	$ (513,695)	$ (2,077,245)	$ (1,307,636)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Cash Flows
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005	2006	2005
	3 months	3 months	9 months	9 months
Cash Flows Used for Operating Activities
Mineral property interest costs
Paid for acquisition costs	$ (195,297)	$ (32,325)	$ (250,963)	$ (40,604)
Paid for exploration costs	(446,005)	(460,707)	(1,065,274)	(942,745)
Exploration reimbursements received	53,572	(1,356)	139,466	15,386
Exploration tax credits and grants received	-	-	-	-
Exploration funding (paid) received	(381,544)	(74,328)	15,612	(97,806)
Project management fees received	21,811	16,531	24,552	32,898
Reclamation deposits (paid) received	(26,021)	-	(36,021)	16,700
Option proceeds received	25,000	-	85,000	40,000
Other
Cash paid for supplies and services	(211,914)	(180,158)	(735,953)	(543,725)
Repayment of advances from related party	784,690	79,697	(48,331)	(33,368)
Other revenue received	265	110	1,219	847

	(375,443)	(652,536)	(1,870,693)	(1,552,417)
Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	-	-	103,697	-
Interest income	15,917	34,035	61,075	41,254
Purchase of short-tem investments	(392)	-	(1,199,316)	-
Purchase of office and field equipment	(22,559)	(13,866)	(53,615)	(26,987)

	(7,034)	20,169	(1,088,159)	14,267
Cash Flows From Financing Activities
Common shares issued for cash	-	1,167,119	2,661,650	1,876,279
Share issue costs	-	(7,095)	(55,383)	(32,698)

	-	1,160,024	2,606,267	1,843,581

Increase (Decrease) in Cash	(382,477)	527,657	(352,585)	305,431
Cash, Beginning of Period	2,865,919	2,501,857	2,836,027	2,724,083

Cash, End of Period	$ 2,483,442	$3,029,514	$ 2,483,442	$3,029,514

Supplemental Information on Non-Cash Transactions
Share-based compensation expense	-	157,680	602,396	165,454
Contributed surplus	-	(157,680)	(602,396)	(165,454)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005	2006	2005
	3 months	3 months	9 months	9 months

Common Shares (Note 5)
Balance, beginning of period	$12,055,375	$ 8,177,823	$9,358,013	$7,467,987
Issued for
Cash - private placement	-	-	2,550,000	-
Cash - Private placement (flow-through)	-	-	-	500,000
Cash – exercise of warrants	-	1,054,619	-	1,245,029
Cash – exercise of options	-	270,181	202,745	315,210
Share issue costs	-	(7,095)	(55,383)	(32,698)
Balance, end of period	12,055,375	9,495,528	12,055,375	9,495,528

Contributed Surplus
Balance, beginning of period	1,525,372	918,753	922,976	926,527
Share-based compensation	-	-	693,491	18,506
Transfer to common shares on exercise of vested share purchase options	-	(157,680)	(91,095)	(183,960)
Balance, end of period	1,525,372	761,073	1,525,372	761,073

Deficit
Balance, beginning of period	(8,878,088)	(6,290,778)	(7,320,443)	(5,496,837)
Net loss for the period	(607,082)	(513,695)	(2,164,727)	(1,307,636)
Balance, end of period	(9,485,170)	(6,804,473)	(9,485,170)	(6,804,473)

Accumulated Other Comprehensive Income
Balance, beginning of period	211,455	-	94,098	-
Changes in fair value of investments	(29,875)	-	122,832	-
Gains realized on sale of investments	-	-	(35,350)	-
Other than temporary impairment charge	-	-	-	-
Balance, end of period	181,580	-	181,580	-

Shareholders’ Equity	$4,277,157	$3,452,128	$4,277,157	$3,452,128

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Nine months ended October 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Option Proceeds	Acquisition Costs	Exploration Costs	Joint Venture Repayments	Tax Credits

Canada
Jake	$ -	$ 35,815	$ 161,388	$ -	$ (22,450)
Northgate Alliance	-	5,503	269,332	(130,916)	-
RDN	60,000	-	7,227	-	(1,094)
Thorn	-	5,375	14,513	-	(1,720)
Tide	-	-	4,277	-	(11)
Williams	25,000	2,148	9,059	-	(851)
Other	-	6,717	119,966	(24,975)	(10,469)

Alaska	-	5,468	308,715	-	-
Australia	-	158,442	14,365	-	-
Nevada	-	29,060	99,244	-	-

Total	$ 85,000	$ 248,528	$1,008,086	$ (155,891)	$ (36,595)

Cumulative Net Mineral Property Costs since Inception

Balance	Current	Balance
January 31, 2006	Expenditures	October 31, 2006

Canada
Jake	$ 35,795	$ 174,753	$ 210,548
Northgate Alliance	-	143,919	143,919
RDN	779,630	(53,867)	725,763
Thorn	1,090,290	18,168	1,108,458
Tide	(102,645)	4,266	(98,379)
Williams	391,036	(14,644)	376,392
Other	356,093	91,239	447,332

Alaska	323,099	314,183	637,282
Australia	-	172,807	172,807
Nevada	223,914	128,304	352,218

Total	$ 3,097,212	$ 979,128	$ 4,076,340

* Other includes property examinations, generative projects, and exploration initiatives that are not associated with specific mineral property interests or agreements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in New South Wales, Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd., and Rimfire Australia Pty Ltd. (individually and collectively the “Company”).

Marketable Securities

Marketable securities are classified as available-for-sale securities, which are reported at market value. At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value. The Company does not have any securities for which a quoted value is unavailable.

The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount will be transferred from other comprehensive income to the statement of net income. When declines in value are significant and not considered temporary, the write-down in value will be included in determination of net income.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Office and Computer Equipment

Office and computer equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	45%
Office equipment and furniture	20%
Field equipment	20%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 4.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation. The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 5) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for -sale marketable securities disclosed in other comprehensive income. Since this is the first quarter in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities at the end of the previous fiscal year. The current quarter’s gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair value of marketable securities which are classified as available for sale was $203,118 at October 31, 2005 and $182,468 at January 31, 2006.

The fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value.

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 9 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following tables:

Consolidated Statements of Operations

	2006	2005	2006	2005
	3 months	3 months	9 months	9 months
Other Operations
Revenue
As originally presented	23,352	18,778	93,931	52,799
Reclassification of interest received	(23,125)	(18,421)	(92,212)	(45,172)
Revised	227	357	1,719	7,627

Loss before the undernoted (revised)
Loss before the undernoted	(630,207)	(532,116)	(2,339,036)	(1,352,808)
Reclassified interest income	23,125	18,421	92,212	45,172

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES (continued)

Consolidated Statements of Cash Flows

	2006	2005	2006	2005
	3 months	3 months	9 months	9 months
Cash Flows Used for Operating Activities
As originally presented	$(359,526)	$(618,501)	$(1,809,618)	$(1,511,163)
Reclassification of interest received	(15,917)	(34,035)	(61,075)	(41,254)
Revised	(375,443)	(652,536)	(1,870,693)	(1,552,417)

Cash Flows Used for Investing Activities
As originally presented	(22,951)	(13,866)	(1,149,234)	(26,987)
Reclassification of interest received	15,917	34,035	61,075	41,254
Revised	(7,034)	20,169	(1,088,159)	14,267

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

The Company participates in the State of Nevada bond pool for projects located within Nevada. This requires that the Company deposit a specified amount with the Nevada Division of Minerals and pay an annual premium which is charged to reclamation costs. When the work is completed and reclamation finalized, the initial deposit will be returned to the Company.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the nine months ended October 31 were:

	2006	2005
Acquisition Costs	$ 248,528	$ 45,188

Exploration Costs
Aircraft and helicopter	129,550	171,481
Camp	53,716	65,556
Chemical analysis	78,010	34,222
Drafting	4,840	7,780
Drilling and trenching	5,400	49,763
Equipment rental	25,433	13,358
Freight	10,198	11,350
Geological and engineering	393,670	256,116
Geophysical surveying	10,588	67,985
Maps and reproductions	15,751	22,003
Materials and supplies	26,769	7,849
Project management	57,165	71,383
Reclamation	645	-
Recording and filing	144,433	53,230
Travel	51,918	24,549
	1,008,086	856,625

Exploration tax credits and grants	(36,595)	(16,907)
Joint venture reimbursement	(155,891)	(15,386)
	815,600	824,332

Option Proceeds	(85,000)	(40,000)

Net Expenditures For the Period	979,128	829,520

Cumulative Net Expenditures, Beginning of Period	3,669,143	2,567,029

Cumulative Net Expenditures, End of Period	4,648,271	3,396,549

Property write-down and abandonment	(571,931)	(302,917)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 4,076,340	$3,093,632

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures and in Management Discussion and Analysis.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

The Company’s commitments to earn or acquire its mineral property interests are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company has earned its interest by making staged payments totalling $230,000, completing exploration expenditures of $50,000 and issuing a total of 200,000 common shares. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return (“NSR”) for $3,000,000.

CANGOLD Limited (“CANGOLD”) has earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. CANGOLD is operator for the project.

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% net smelter return. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005)

•

not less than an aggregate of $5,000,000 on or before December 31, 2007
(as revised November 19, 2004)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 on or before March 1, 2007

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

Williams Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 1.25% net smelter return. The Company has earned 100% interest by making cash payments totalling $57,500 and issuing 125,000 common shares. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Additionally, annual advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

On July 20, 2006 the Company signed an option agreement with Arcus Development Group Inc (“Arcus”) for Arcus to earn a 51% interest in the Williams property on completion of the following:

Cash payments to the Company of:

•

$25,000 upon completion of financing (received)

•

$20,000 on or before December 31, 2006

•

$25,000 on or before December 31, 2007

•

$40,000 on or before December 31, 2008

•

$100,000 on or before December 31, 2009

Exploration expenditures of:

•

not less than $350,000 on or before December 31, 2006 (completed)

•

an additional $400,000 on or before December 31, 2007

•

an additional $750,000 on or before December 31, 2008

•

an additional $1,000,000 on or before December 31, 2009

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Issue to the Company:

•

100,000 common shares on or before December 31, 2006

•

an additional 100,000 common shares on or before December 31, 2007

•

an additional 100,000 common shares on or before December 31, 2008

•

an additional 100,000 common shares on or before December 31, 2009

Arcus can earn an additional 9% for a total interest of 60% by incurring an additional $3,000,000 in exploration expenditures on or before December 31, 2011. Arcus and the Company have two directors in common. The decision to option the property was made with the common directors abstaining.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine.

In October 2002, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration for an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Serengeti has assumed all of the obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004 -received)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

75,000 common shares or $35,000 on or before July 24, 2004 (received)

•

75,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) (received)

•

75,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005 (completed)

•

an additional $600,000 on or before December 31, 2006

The Company is the operator for the exploration programs until Serengeti’s interest has vested.

On October 2, 2006 Serengeti signed a letter of agreement to assign its option to American Creek Resources Ltd. subject to 1% net smelter returns royalty in and to the undivided 51% interest. Serengeti will be responsible for issuing shares due December 31, 2006 while American Creek will assume responsibility for cash payments and expenditures.

Kizmet Property, British Columbia

The Company signed a joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005, to explore the Kizmet claims contributed by each company. Barrick paid the Company $75,000 Canadian. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares. Barrick can increase its interest in the property to an aggregate 80% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement; funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and, at the Company’s election, upon assisting the Company with project financing. On November 22, 2006 Barrick served notice of withdrawal from this agreement. The Company will retain 100% interest in the Kizmet claims.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for US$2 million. The Company is to make cash payments of:

•

US$10,000 upon signing (paid)

•

US $20,000 on or before October 29, 2006 (paid)

•

US $25,000 on or before October 29, 2007

•

US $30,000 on or before each of the third through ninth anniversary dates (US $210,000)

•

US $35,000 on or before October 29, 2015

The Company is to complete exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007 (completed)

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR half of which can be purchased for $500,000.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for $2,000,000 (US Dollars).

Eagle Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for $1,000,000 (US).

California-Surf properties, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

California-Surf properties, Alaska (continued)

In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Lachlan Fold Belt Project, Australia

In September 2006, the Company signed an agreement with BWG Mining whereby Rimfire has been granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% Net Smelter Royalty in all designated projects. During the two year licence period, the Company must make eligible exploration expenditures of at least USD$150,000 aggregate for the target areas.

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in exploration expenditures within the project area during the term of the two year agreement. The Company may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon the Company’s expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration expenditures to earn its 50% interest.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Walker Lane Project, Nevada (continued)

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

US $10,000 upon signing (paid)

•

US $20,000 on or before each anniversary from March 31, 2007 to March 31, 2010

•

US $50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

US $100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

The Company has an option to purchase the property, subject to a 2% net smelter royalty for a cash payment of

•

US $500,000 on or before March 31, 2010

•

US $1,000,000 after March 31, 2010 but on or before March 31, 2014,

•

US $5,000,000 after March 31, 2014

100% of the net smelter royalty can be purchased for

•

US $500,000 on or before March 31, 2010

•

US $1,000,000 after March 31, 2010 but on or before March 31, 2014,

•

US $2,000,000 after March 31, 2014

Northgate Exploration Alliance

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties. The initial phase will consist of data compilation with each company contributing up to $20,000. The second phase of field examination will be funded by contributions of $130,000 from each company. Upon acquisition of a property, Northgate shall have an option to earn 60% of the acquired property by making the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company will be operator during the compilation and field examination phases of the project.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Wernecke Breccias, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

To complete the acquisition, $2 million in exploration expenditures must be spent within four years. Newmont and NVI retain a total 2% NSR and a right of first refusal, which terminates after completion of the exploration expenditures. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer will be operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with the Company earning the remaining 20% interest. Once the $2 million has been expended, a Joint Venture will be formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation.  Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital.

5.

SHARE CAPITAL

Authorized:

     unlimited common shares without par value

Issued and fully paid common shares

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
January 31	19,999,539	$ 9,358,013	17,855,220	$ 7,467,987
Issued for cash
Exercise of warrants, net of issue costs of $nil (2005-$3,230)	-	-	1,128,819	1,241,798
Exercise of share purchase options, net of issue costs of $140 (2005-$190)	150,000	202,605	525,000	315,020
Private placement, net of issue costs of $55,243 (2005-$29,277)	1,572,000	2,494,757	415,500	470,723
October 31	21,721,539	$ 12,055,375	19,924,539	$ 9,495,528

* including transfer from contributed surplus on the exercise of vested options

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

SHARE CAPITAL (continued)

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,172,154 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date.

	October 31, 2006		October 31, 2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,195,000	$ 0.99	1,645,000	$ 0.70
Granted	700,000	1.70	-	-
Exercised	150,000	0.74	525,000-	0.25
Outstanding at end of period	1,745,000	1.30	1,120,000	0.91
Options exercisable at end of period	1,442,500	1.22	1,027,500	0.89

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
15-Jan-08	75,000	$ 0.60	75,000	$ 0.60
18-Dec-08	455,000	0.95	455,000	0.95
18-Jun-09	125,000	0.96	125,000	0.96
09-Dec-09	240,000	1.21	212,500	1.21
22-Dec-10	150,000	1.23	150,000	1.23
17-July-11	700,000	1.70	425,000	1.70
	1,745,000		1,442,500

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

SHARE CAPITAL (continued)

Warrants*	Number of Shares	Issue Price Per Share	Expiry Date	Grant Date

Broker Warrants	140,000	$1.70	13-April-08	13-April-06

Share Purchase Warrant	1,572,000	$2.00/$2.25	13-April-08	13-April-06

*All warrants were issued with a conversion feature whereby commencing August 13, 2006 if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired.

The weighted average grant-date fair value of share purchase options granted during the year ended January 31, 2006 was $1.06 per share (2005 - $0.83). The fair value of share purchase options granted since January 31, 2006 was $1.59. The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model using the following weighted average assumptions:

	October 31, 2006	January 31, 2006	January 31, 2005

Volatility	160%	137%	110%
Risk-free interest rate	4.38%	3.84%	2.60%
Expected life	5 years	5 years	4.6 years
Expected dividend yield	-	-	-

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by two directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At the end of the quarter, Equity Engineering Ltd. (“Equity”) was indebted to the Corporation in the amount of $11,485 for advances for project expenses and consulting services provided by Equity. During the quarter ending October 31, 2006, the Corporation paid Equity $124,359 for geological consulting services (2005-$181,852) and $55,963 for providing general corporate and administrative services (2005-$62,357) composed of $3,209 for investor services (2005-$1,186), $32,539 for management services (2005-$24,142), $1,015 for office services (2005-$1,949), $15,196 for rent (2005-$17,509) and $4,005 for support services (2005-$17,571).

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 4). Equity’s share of the NPI is 40%. In addition, two of the directors of the Company each own 20% of a different company which is entitled to 10% of the NPI.

7.

INCOME TAXES

The Company’s future income tax assets are:

	October 31	October 31	January 31
	2006	2005	2006
Future income tax assets
Mineral property interests	$ 2,214,395	$ 2,385,625	$ 1,859,190
Other assets	48,696	58,070	49,447
Tax loss carry-forwards	3,786,999	2,692,990	3,203,278
	6,050,090	5,136,684	5,111,915
Valuation allowance	(6,050,090)	(5,136,684)	(5,111,915)
Net future income tax assets	$ -	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

INCOME TAXES (continued)

A reconciliation of the provision for recovery of income taxes is as follows:

	Nine months ended October 31
	2006	2005
Loss before income taxes	$ 2,164,727	$ 1,307,636

Statutory tax rate	35.6%	37.6%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 770,643	$ 491,671

Add (deduct):
Non-deductible expenses	(383,425)	(179,041)
Tax effect of current period losses not recognized	(387,218)	(312,630)
Future income tax recovery	$ -	$ -

8.

FINANCIAL INSTRUMENTS

(a)  Fair value of financial instruments

The Company’s financial instruments include cash, accounts receivable, temporary investments, accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements are reported at their fair values with unrealized gains and losses reported in other comprehensive income.

(b)  Foreign exchange risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

(c)  Market risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). The significant differences between US GAAP and Canadian GAAP are as follows:

(a)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(b)

Mineral Property acquisition costs (restated)

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

Note 9 (b) and (e) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP, effective for periods beginning after April 30, 2004.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
IN CANADA AND THE UNITED STATES (continued)

 (c) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. All shares have been released from escrow as of June 22, 2005 thus eliminating this difference.

(d) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(e) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	October 31 2006
	Canadian GAAP	Adj. (b,c)	U.S. GAAP
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	422,095	422,095
Share capital (b)	12,055,375	-	12,055,375
Deficit	(9,485,170)	422,095	(9,063,075)
	October 31 2005
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	86,213	86,213
Share capital (b)	9,495,528	-	9,495,528
Deficit	(6,804,473)	86,213	(6,718,260)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets

	January 31 2006
	Canadian GAAP	Adj. (b,c)	U.S. GAAP
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	198,567	198,567
Share capital (b)	9,358,013	142,500	9,500,513
Deficit	(7,320,443)	56,067	(7,264,376)

Consolidated Statements of Operations

Previously reported	3 months ended		9 months ended
	Oct. 31 2006	Oct. 31 2005	Oct. 31 2006	Oct. 31 2005
Net loss under Canadian GAAP	$ (607,082)	$ (513,695)	$ (2,164,727)	$ (1,307,636)
Reversal of acquisition costs (c)	177,534	38,274	223,528	45,188
Impairment provision (c)	(177,534)	(38,274)	(223,528)	(45,188)
Future income tax recovery (b)	-	-	-	-
Deferred tax benefit (b)	-	-	-	-
Net loss under U.S. GAAP	$ (607,082)	$ (513,695)	$ (2,164,727)	$ (1,307,636)
Weighted average number of shares under Canadian GAAP	21,721,539	19,165,647	21,297,711	18,294,924
Escrow shares	-	-	-	-
Weighted average number of shares under U.S. GAAP	21,721,539	19,165,647	21,297,711	18,294,924
Loss Per Share under U.S. GAAP	$ (0.03)	$ (0.03)	$ (0.10)	$ (0.07)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Operations

Restated	3 months ended		9 months ended
	Oct. 31 2006	Oct. 31 2005	Oct. 31 2006	Oct. 31 2005
Net loss under Canadian GAAP	$ (607,082)	$ (513,695)	$ (2,164,727)	$ (1,307,636)
Net mineral property interest acquisition costs (c)	177,534	38,274	223,528	45,188
Future income tax recovery (b)	-	-	-	-
Deferred tax benefit (b)	-	-	-	-
Net loss under U.S. GAAP	$ (429,548)	$ (475,421)	$ (1,941,199)	$ (1,262,448)
Weighted average number of shares under Canadian GAAP	21,721,539	19,165,647	21,297,711	18,294,924
Escrow shares	-	-	-	-
Weighted average number of shares under U.S. GAAP	21,721,539	19,165,647	21,297,711	18,294,924

Loss Per Share under U.S. GAAP	$ (0.02)	$ (0.02)	$ (0.09)	$ (0.07)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Cash Flows (d)

	3 months ended Oct. 31		9 months ended Oct. 31
	2006	2005	2006	2005
Net loss under Canadian GAAP	$ (607,082)	$(513,695)	$ (2,164,727)	$ (1,307,636)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	16,902	8,152	35,945	18,671
Foreign exchange losses	990	1,038	12,739	1,467
Share-based compensation	-	-	693,491	18,506
Gain on sale of marketable securities	-	-	(82,097)	-
Interest income	(34,162)	(18,421)	(103,249)	(45,172)
Increase in accounts receivable	(128,782)	(38,275)	(171,079)	(67,050)
Increase in prepaid expenses	798,547	185,751	(18,515)	1,808
Increase in project reclamation deposits	(26,021)	-	(36,021)	16,700
Increase in accounts payable	(14,291)	(202,758)	(52,792)	(91,905)
Increase in exploration funding deposits	(381,544)	(74,328)	15,612	(97,806)
Total adjustments	231,639	(138,841)	294,034	(244,781)

Net cash used for operating activities	$ (375,443)	$(652,536)	$(1,870,693)	$(1,552,417)

10.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mining interests has been included in these financial statements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

11.

SEGMENT INFORMATION

The Company operates in one industry segment only within three geographical areas, Alaska, Canada and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each geographic area at the balance sheet dates

	October 31		January 31
	2006	2005	2006
Canada	$ 2,428,419	$ 2,954,555	$ 2,797,535
Alaska	25,487	60,358	25,818
Australia	1,304	-	-
Nevada	28,232	14,601	12,674
	$ 2,483,442	$ 3,029,514	$ 2,836,027

All other significant assets, including equipment, are held in Canada.

The following tables show the net loss attributable to each geographic area, and the significant components thereof, for each fiscal year:

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the nine months ended October 31, 2006	$ (1,528,598)	$ (319,647)	$(182,156)	$(134,325)	$ (2,164,727)
included in Net Loss
Mineral property revenue	137,466	-	-	-	137,466
Interest income	92,100	98	-	14	92,212
Gain (loss) on marketable securities	82,097	-	-	-	82,097
Amortization	(35,945)	-	-	-	(35,945)
Share-based compensation	(693,491)	-	-	-	(693,491)

Net Loss for the nine months ended October 31, 2005	$(1,092,210)	$ 57,781	$ -	$ (157,645)	$(1,307,636)
included in Net Loss
Mineral property revenue	74,834	-	-	-	74,834
Interest income	44,205	842	-	125	45,172
Gain (loss) on marketable securities	-	-	-	-	-
Amortization	(18,671)	-	-	-	(18,671)
Share-based compensation	(18,506)	-	-	-	(18,506)

Exploration expenditures on the Company’s mineral properties by geographical segments are shown in the Consolidated Statement of Exploration Expenditures.

 Management Discussion
and Analysis

Form 51-102F1

For the nine months ended

October 31, 2006

1.1

Date

The information in this form includes financial results for the quarter ending October 31, 2006 with other information current to November 30, 2006.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire continues to explore for precious and base metals in British Columbia, Yukon Territory, Nevada, Alaska and Australia.

During the third quarter the Company continued to focus on generating new exploration opportunities and preparing wholly-owned projects for joint venture. The Company expanded into Australia, with the application for thirteen exploration licences in the Lachlan Fold Belt, New South Wales. A wholly-owned subsidiary has been incorporated to hold the exploration licences.

Other generative programs were completed in alliance with Northgate Minerals as well as an individual prospector. Additionally, exploration was completed on wholly-owned projects in BC and Alaska to advance them in preparation for joint venture. Drilling was completed on two BC projects. Preparations are underway for a scheduled January drilling campaign in Nevada.

Once again, marketing efforts for this quarter focused on messaging to existing and potential partners in addition to the investing public. Efforts through the fall were directed at existing and potential shareholders through conferences and road show presentations throughout Canada, as well as United States.

Management anticipates the remainder of the 2006 fiscal year to be very busy, with the startup of drilling at the Poncho property in Nevada, as well as the receipt and compilation of results from projects completed in late summer and the fall.

2006 Exploration Overview

British Columbia

Partner, Northgate Minerals Ltd., completed a 1350 metre drilling program in August at the RDN, testing the Eskay Creek time-equivalent mudstone-rhyolite contact at the Arctic Grid. Groundwork was also undertaken at the Grizzly Showing, a copper-gold porphyry target. This was followed by a five-hole, 864 metre drilling program at the Williams Property. Drilling, funded by Arcus Development Group, tested the GIC porphyry gold-copper target. Subsequent to the completion of the program, new claims were added, increasing the property size by 250%. Mapping and prospecting targeting the Crest Anomaly (36 Zone) on the Tide Property was completed by Serengeti Resources prior to assigning their option to American Creek Resources Ltd. in October.

Nevada

Preparations for a January 2007 drill program at the Poncho Property, Nevada were completed during the quarter. The program, initially slated for the fall, was pushed back to the fourth quarter due to drill rig availability.

Yukon Territory

Fronteer Development Group evaluated 48 target areas in the Wernecke Mountains of the Yukon Territory for their Olympic Dam-style copper-gold-uranium potential. Fronteer conducted rock and soil sampling, prospecting, mapping and an airborne gravity geophysical survey covering the project area.

Australia

The Company signed an agreement with BWG Mining granting the Company exclusive rights to use a data mining study of the Lachlan Fold Belt, New South Wales Australia, conducted by BWG. Using targeting maps generated from the study, Rimfire Australia Pty Ltd. applied for 13 exploration licences covering high-priority gold exploration targets.

Financial Overview for Quarter Ended October 31, 2006

Net loss from mineral properties is only slightly increased for the third quarter of 2006 compared to the third quarter of 2005. However there are a couple of major differences for specific items. Revenue for the current year is four times the past year representing a new joint venture with option payments and project management fees. For the nine months, revenue is nearly double the previous year for the same reason. Exploration costs and exploration tax credits are nearly the same but acquisition costs are five times the figure from the previous year. A large proportion of the acquisition costs are the expenditures associated with exploration licences in Australia’s Lachlan Fold Belt. There have also been significant increases in joint venture repayments as a result of the joint exploration programs undertaken with Northgate Minerals Corporation. For the comparable nine month periods the results follow a similar pattern.

Administration expenditures for the third quarter of 2006 are approximately fifty percent higher than the third quarter of 2005. The major determinant of this increase is the addition of two full-time geological staff. Marketing and promotion are significantly higher in the third quarter of 2006 however for the nine-month period the expenditures are only fifty percent higher. Most of this represents increased promotional tours to other cities in Canada and timing differences with trade shows.

For the nine-month comparative expenditures, stock option grants create a significant difference. Without the inclusion of share-based compensation, total expenditures would be only one-third higher than in 2005 whereas with the inclusion of share-based compensation the figures for the current year are 250% of the previous year’s figures.

The Company’s working capital as of October 31, 2006 was $4,168,565, comprised of term deposits and other forms of cash plus a new short term investment strategy, compared to $2,905,645 at the end of the previous fiscal year and $3,407,415 as of October 31, 2005. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

For the quarter ended October 31, 2006, the Company incurred a net loss of $607,082 ($0.03 per share) compared to a net loss of $513,695 ($0.03 per share) in the previous year. For the nine months ended October 31, the net loss rises to $2,164,727 ($0.10 per share) for the current year compared to $1,307,636 ($0.07 per share) in the previous year. Revenue during the quarter increased by twenty-five percent ($4,704) but interest revenue for year-to-date doubled from the previous year. Interest revenue is significantly higher this year due to an increase in working capital from the private placement completed during the first quarter of 2006 and exercise of warrants in September 2005.

The major increases in general and administrative expenses are for share-based compensation, salaries and support services. Grant of incentive stock options to directors and employees resulted in a non-cash expense of $674,985 during the second quarter of 2006. There was no corresponding expense during the second quarter of 2005. Salaries and support services increased from $61,642 in 2005 ($186,169 for nine months) to $84,315 in 2006 ($256,524 for nine months). This reflects the addition of two full–time staff members and additional support services provided by Equity Engineering Ltd. Foreign exchange losses are slightly less during the quarter down to $918 from $1,038 as changes in the US Dollar affected the Company’s expenditures and cash balances. Year-to-date figures reflect significant changes as foreign exchange losses increased to $12,667 from $1,467 in 2005. Future exchange gains and losses will incorporate both US Dollar and Australian Dollar revenues and expenditures. This may result in increased volatility for foreign exchanges losses. Marketing and promotion are significantly higher in the third quarter of 2006 at $34,121 compared to $13,228 for the same period in 2005. For the nine-month period, however, the expenditures are only fifty percent higher at $82,852 compared to $57,193. Most of this represents increased promotional tours to other cities in Canada and trade shows which are occurring later in 2006 than the 2005 schedule.

Commencing this fiscal year, the Company has added a Statement of Comprehensive Income which records gains and losses on marketable securities. The recent increases in the stock market have resulted in an increase of $122,832 in the fair value of shares which are available for sale since the end of the fiscal year. The recent drop in share values created a fair value decrease of $29,876 for the third quarter. The sale of some of the Company’s marketable securities in the second quarter resulted in a reduction of $35,350 from comprehensive income as the realized gains were transferred to net income. The overall gain in fair value from the value initially recorded for these shares is $181,580.

Exploration expenditures during the third quarter, excluding those by joint-venture partners, totaled $360,426 ($374,128), and property acquisition costs totaled $202,534 ($38,274). For the nine months ended October 31, the net exploration costs are $852,195 ($841,239) while acquisition costs totaled $248,528 ($45,188). The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures in that jurisdiction. For the third quarter, exploration tax credits will be $12,540 compared to $14,687 in the previous year. For the nine-month period, the exploration tax credit will be $36,595 ($16,907). In 2005, eligible expenditures were first credited to the flow-through share placement early in the year. By the third quarter, the amount to be renounced had been spent so additional expenditures were eligible for mineral exploration tax credits. This created the large discrepancy in year to date figures while exploration expenditures were nearly the same.

Several factors come into play when comparing current fiscal year exploration expenditures to previous years. The first is the Walker Lane Alliance which permits exploration year-round in Nevada. During the first quarter of 2006, a comprehensive surface mapping and rock sampling program was conducted on the Poncho-Crow claim group. A second factor is the acquisition of the Jake property. This property has good year round access and is available for exploration for a longer field season than some of the Company’s other properties. This allowed the Company to conduct geophysical and trenching programs during the first quarter followed by silt-sampling and prospecting programs at the beginning of the second quarter. Acquisition costs were significantly increased by the Company’s expansion into the Lachlan Fold Belt of Australia. In addition to the licence fee to use the BWG study to target suitable exploration properties, there were significant costs associated with applying for the exploration licences.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 14,092 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a protracted history of exploration; beginning in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit. An airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property during the first quarter. A diamond drill program of four holes totaling 1,350 metres was completed during the third quarter following the completion of surface exploration work.

In total, Northgate Minerals Corporation funded $1,000,000 in exploration expenditures for the RDN in 2006.

The work program was conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo. a Qualified Person as defined by National Instrument NI 43-101. ALS Chemex Labs Ltd. of North Vancouver will analyze the drill core and rock samples.

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 15,583 hectares, is a joint venture with Cangold Limited who has acquired a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous (ca. 91 Ma) Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper bearing veins represent the prime exploration targets on the Thorn property.

Cangold Limited is operator for this project and withdrew initial plans for a drill program this field season.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,964 hectares, is currently optioned to American Creek Resources Ltd. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives. A surface sampling and mapping program targeted the Crest soil anomaly and was completed in September, 2006 with a budget of $85,000. Assay results from the program are pending and will be compiled when received.

During the quarter, American Creek Resources Ltd. acquired the Serengeti Resources Inc. option to earn an undivided 51% interest in the Tide property. Upon completion of the earn-in, Rimfire will hold the remaining 49% interest, and Serengeti will retain a one percent net smelter royalty from American Creeks' interest.

The sampling program was conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as defined by National Instrument NI 43-101.

Williams

The Williams Property, covering 25,860 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. Drilling by Cominco and Du Pont in 1983 and 1984 intersected six separate 1.5 metre intercepts grading greater than 15 grams/tonne gold. A single 2003 drill hole (WG03-10) oriented to better intersect this structural corridor intersected four separate vein zones. The GIC prospect, located three kilometres to the north, is a previously unrecognized porphyry gold-copper target consisting of a poorly explained 0.7 km2 gold-copper soil geochemical anomaly centred on a prominent gossan which is parallel to and slightly offset from a 600 by 1800 metre Induced Polarization chargeability high anomaly.

The Company has signed an option agreement with Arcus Development Group Inc. to explore the Williams Property. Arcus funded a five-hole, 864-metre diamond drill program designed to test the GIC gold-copper porphyry target in September 2006. Sulphide content observed in drill core adequately explains the high chargeabilities, and drill hole mineralogy is consistent with a porphyry-style hydrothermal system that is pyrite-rich with associated chalcopyrite, molybdenite, magnetite and specular hematite. Drilling was conducted on two fences located 750 metres apart. One hole was lost in overburden and none of the holes reached their planned depths due to difficult drilling conditions, characterized by intense fracturing. Drill core assay results are pending and will be compiled when received.

This program was conducted by Equity Engineering Ltd. under the direction of Jim Lehtinen, P.Geo., an independent Qualified Person as defined by National Instrument NI 43-101.

Kizmet Project

The Kizmet Project is a joint venture with Barrick Gold Corporation. Rimfire and Barrick staked a large area in the vicinity of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares. Barrick is operator for this project. No exploration activities were carried out by Barrick during 2006.

On November 22nd Barrick Gold Corp. terminated its option to earn a 65 percent interest in the Kizmet joint venture. The Company regains a 100% interest in the land package. Barrick retains a 1% net smelter royalty which Rimfire can purchase for $1 million (USD).

Reconnaissance silt and soil geochemistry, mapping and prospecting was completed by Rimfire on four target areas within the Kizmet project in 2004 followed by a $500,000 prospecting, mapping and regional stream sediment sampling program by Barrick in 2005. This work identified several areas that warrant follow-up exploration such as the South King Salmon Lake area. Barrick conducted clay mineral alteration studies in the vicinity of this mineralization and outlined a two-by-0.5-kilometre area of hydrothermal alteration defined by a clay assemblage. A number of stream sediment geochemical anomalies remain to be investigated and require further exploration.

Jake Property

The Jake Property, covering 28,256 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for US$2 million. To earn its interest, the Company must make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization. On May 18, 2006, the Company purchased the Clearwater Peak claim, located adjacent to the initial claim block, for $12,500, subject to a 1% NSR half of which can be purchased for $500,000.

In July 2006, the Company undertook a prospecting program to follow up on initial ground work undertaken in March 2006 that included property-wide silt sampling. Assay results indicate numerous anomalous multi-element stream sediment drainages and anomalous prospecting samples that require further exploration. Efforts will now focus on preparation for a winter trenching program at the Jake Showing to follow up gold-bearing quartz veins exposed in early 2006 trenching.

The sampling program was conducted under the direction of Mark Baknes, P.Geo., a Qualified Person as defined by National Instrument NI 43-101. Samples were analyzed by ALS Chemex Labs Ltd. of North Vancouver and Eco-Tech Laboratory Limited of Kamloops.

On November 2nd 2006 the Company allowed 9,060 hectares of claims to lapse based on an assessment of stream sediment assay results that show the ground to be less likely for high grade intrusion related gold mineralization.

Expenditures by the Company on the principal British Columbia properties during the quarter ended October 31, 2006 are:

	Jake	Kizmet	RDN	Thorn	Tide	Williams
Acquisition costs	$ 22,306	$ -	$ -	$ 4,990	$ -	$ 2,148

Exploration costs
Aircraft and helicopter	-	-	-	-	-	-
Camp	1,559	-	-	3	32	5
Chemical analysis	5,550	-	-	-	-	-
Drafting	-	-	-	-	-	-
Drilling & trenching	-	-	-	-	-	-
Equipment rentals	349	-	-	-	-	-
Freight	50	-	-	-	-	-
Geological & engineering	17,876	-	507	-	2,192	2,568
Geophysical surveying	-	-	-	-	-	-
Maps and reproductions	263	-	-	55	-	13
Materials	294	-	-	-	-	-
Project management	1,099	-	-	-	-	-
Recording and filing	16,310	-	-	-	-	-
Travel	1,040	-	(481)	-	-	37
	44,390	-	26	58	2,224	2,623

Exploration tax credits	(3,231)	-	96	(12)	(6)	(199)
Joint venture payments	-	-	-	-	-	-
	41,159	-	122	46	2,218	2,424

Option proceeds	-	-	-	-	-	25,000

Cumulative Net Expenditures
Beginning of Quarter	147,083	129,111	725,641	1,103,422	(100,597)	396,820
Property write-down or abandonment	-	-	-	-	-	-
End of Quarter	$210,548	$129,111	$725,763	$1,108,458	($98,379)	$376,392

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of five claim groups totaling 74,000 ha (182,320 acres). The ER-Ogo-Fire and Eagle claim groups are subject to a 2% NSR. The California-Surf property is subject to a 1.75% NSR and other payments based on aggregate exploration on the property.

Two distinct, but related, target types have emerged on these properties: (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the claim groups have demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties.

During July 2006, a program of surface mapping and sampling was initiated on the Company’s properties. This included property wide silt sampling of streams on ground acquired in late 2005, and both reconnaissance and follow up soil sampling, mapping and prospecting of targets generated from previous programs. The program was completed in early August. Final results have not yet been compiled.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Walker Lane, Nevada

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. The company refined drill targets based on results of a program of surface mapping and rock sampling undertaken on the Poncho and Crow claims during the previous quarter. The Company successfully negotiated the acquisition of the adjacent Gila Property through a lease agreement with Silverthorn Exploration Limited. Permits are in place with the appropriate authorities to undertake a drill program slated for early January 2007. The program will consist of a seven-hole, 1500 metre drill program targeting high-grade gold-silver vein mineralization. After expenditures totalling $300,000 USD at the Poncho, Newmont will have a one time right to enter a 50/50 joint venture with Rimfire by spending the next $1 million in exploration.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Australia

Lachlan Fold Belt Properties

The Company has applied for exploration licences covering 111,200 hectares (1,112 square kilometres) in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets (a total of 14) identified in a Neural Network data mining study conducted by a private company, BWG Mining. BWG has granted Rimfire a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000-square-kilometre study area. The licences are held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation.

The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Significant porphyry copper gold, epithermal gold, volcanogenic-hosted massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits are noted in this prolific belt.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the 14 covered by Rimfire's exploration licence applications.

BWG Mining has granted Rimfire the exclusive license and right to use the data mining study of the Lachlan Fold Belt report for a period of two years. The company paid a fee for use of the study and upon designation of project areas, the company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2-percent net smelter royalty in all designated projects. During the two-year license period, the company must make total eligible exploration expenditures of at least $150,000 (U.S.).

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Expenditures by the Company during the quarter ended October 31, 2006 (all amounts in Canadian Dollars) were:

	Alaska	Nevada	Australia
Acquisition costs	$ -	$ 2,422	$ 155,645

Exploration costs
Aircraft and helicopter	13,640	-	-
Camp	14,158	716	104
Chemical analysis	27,918	-	-
Drafting	-	-	-
Drilling & trenching	-	-	-
Equipment rentals	4,164	-	-
Freight	1,743	-	-
Geological and engineering	22,404	5,168	9,607
Geophysical surveying	-	-	-
Maps and reproductions	396	610	268
Materials	8,658	370	272
Project management	9,856	80	29
Reclamation	-	645	-
Recording and filing	1,345	10,780	-
Travel	5,758	1,706	3,162
	110,040	20,075	13,442

Exploration tax credits	-	-	-
Joint venture payments	-	-	-
	110,040	20,075	13,442

Option proceeds	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	527,242	329,721	3,720
Property write-down or abandonment	-	-	-
End of Quarter	$637,282	$352,218	$172,807

Other Properties and Alliances

Wernecke Breccias, Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer is the operator for the project and completed a $2.5 million exploration program in 2006. Through the course of the program, Fronteer evaluated 48 target areas for their potential to host Olympic Dam-style copper-gold-uranium and stand-alone uranium deposits. The project is composed of 24 properties totaling 39,378 hectares. A total of 734 rock samples and 3,629 soil samples were collected during the program.

Surface sample results have been compiled for two target areas; the Thunder Mountain property and Fireweed prospect.

The Thunder Mountain property is a new gold-uranium-copper discovery. A total of 25 samples were taken over an area of approximately 400 by 550 metres. Highlights include three carbonate-iron oxide-potassium feldspar altered heterolithic (siltstone, dolostone) breccia boulders collected within several metres of each other that assay 99.2 grams per tonne gold, 0.57 per cent U3O8 and 5.1 grams per tonne silver; 95 grams per tonne gold, 0.68 per cent U3O8 and 6.7 grams per tonne silver; and 20 grams per tonne gold, 0.17 per cent U3O8 and 2.8 grams per tonne silver. Copper-bearing breccia was also noted nearby, with eight samples returning in excess of 0.5 per cent copper, including one which assayed 6.88 per cent copper, 13 grams per tonne silver and 1.1 grams per tonne gold, and a one-metre grab sample that returned 1.52 per cent copper, 7.24 grams per tonne silver and 1.29 grams per tonne gold. Unless noted, results are from samples of angular float interpreted to be close to source.

The Fireweed prospect is a new uranium prospect where 93 boulders of iron oxide-potassium feldspar-silica altered chlorite schist were collected over a 200 by 400 metre area averaged 0.22% U3O8. Twenty-two samples assayed in excess of 0.14% U3O8.

Fronteer also completed a 9,750-line-kilometre airborne gravity survey over the region. Survey data will be combined with surface geochemistry results and proprietary magnetic and radiometric data obtained from Newmont Exploration of Canada Ltd. to select drill targets for 2007 programs. Results from additional targets examined in 2006 will be released when analytical results are received and compiled.

Northgate Alliance

In December 2005, the Company signed an agreement with Northgate to jointly pursue exploration opportunities. Each company contributed $150,000 to the joint venture in 2006.

Reconnaissance exploration programs were conducted on two target areas. Programs consisted of stream silt sampling and limited prospecting. Evaluation of results is ongoing and the follow up exploration program on one of the target areas was completed during the quarter. Partial results from this program have been received and a plan for further work is being formulated.

Other Properties

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Nechako Property, covering 2,594 hectares, is located in the Omineca Mining Division of British Columbia, approximately 215 kilometres west of Prince George. The Company owns 100% of these claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended October 31, 2006.

	Adam	Fer	Northgate Alliance	Wernecke	Other
Acquisition costs	$ -	$ -	$ 5,503	$ 5,350	$ 4,123

Exploration costs
Aircraft and helicopter	-	-	30,576	-	3,493
Camp	-	642	7,738	221	3,013
Chemical analysis	-	-	4,637	-	5,766
Drafting	-	-	-	-	-
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	305	153	-	2,919
Freight	-	-	1,978	-	88
Geological & engineering	-	3,534	34,214	2,794	29,559
Geophysical surveying	-	-	-	-	-
Maps and reproductions	-	3	930	43	1,206
Materials	-	-	985	-	363
Project management	-	-	9,524	-	1,004
Recording and filing	-	-	-	-	9,779
Travel	-	216	6,660	1,513	3,098
	-	4,700	97,395	4,571	60,288

Exploration tax credits	-	-	-	-	(9,188)
Joint venture payments	-	-	(50,733)	-	(19,264)
	-	4,700	46,662	4,571	31,836

	Adam	Fer	Northgate Alliance	Wernecke	Other
Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	62,861	109,635	91,754	9,791	85,354
Property write-down or abandonment	-	-	-	-	-
End of Quarter	$62,861	$114,335	$143,919	$19,712	$121,313

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Income (loss) $	Income (loss) per share $
October 31, 2006	75,086	(607,082)	(0.03)
July 31, 2006	1,858	(1,220,675)	(0.06)
April 30, 2006	60,522	(336,970)	(0.02)
January 31, 2006	124,943	(515,970)	(0.03)
October 31, 2005	18,353	(513,695)	(0.03)
July 31, 2005	15,891	(567,371)	(0.03)
April 30, 2005	40,590	(226,570)	(0.01)
January 31, 2005	89,691	(680,298)	(0.04)
October 31, 2004	184,254	(307,839)	(0.02)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Nevada and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of October 31, 2006 was $4,168,565, comprised of term deposits and other forms of cash plus a new short term investment strategy,  compared to $2,905,645 at the end of the previous fiscal year and $3,407,415 as of October 31, 2005. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The Company expects that current working capital will be sufficient for the 2006 and 2007 fiscal years.

The Company had 21,721,539 issued and outstanding common shares as of October 31, 2006. This is unchanged from the share position at the end of the previous quarter. The increase from 19,999,539 at January 31, 2006 was due to exercise of share purchase options and a private placement completed in April. During the first quarter, 150,000 employee stock options were exercised for net proceeds of $111,511. The private placement consisted of 1,500,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant. Each Warrant entitles the holder to purchase one additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants contain a provision whereby, commencing August 13, 2006, if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. Proceeds from the private placement financing will be used for continued exploration of the Company's mineral property interests, development of other projects and for general corporate purposes. This financing closed on April 13, 2006 with gross proceeds of $2,550,000. Share issue costs were $55,243.

During the second quarter, 700,000 incentive stock options were granted to directors, officers and employees at an exercise price of $1.70 with an expiry date of July 17, 2011. This brings the total number of outstanding options to 1,745,000 at a weighted average exercise price of $1.30. Of these, 1,442,500 are currently exercisable. In conjunction with the private placement, 1,572,000 share purchase warrants and 140,000 Broker’s warrants at an exercise price of $1.70 were issued. The expiry date for all warrants is April 13, 2008. If all vested options and warrants are exercised, a maximum of $5,143,375 will be added to the Corporation’s treasury, and shares outstanding will total 24,876,039.

Two-thirds of the Company’s financial instruments are fully cashable at any time with no restrictions on availability of funds. The remaining one-third is invested in short term investments with expiry dates ranging from 3 months to one year which will ensure that funds are available to meet financial obligations as they come due. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance and the Lachlan Fold Belt data agreement where total expenditures shown below are required by the agreement. If management chooses to continue with exploration, the following schedule of payments will be required for the calendar year commencing November 1, 2006:

Property	Amount	Date of payment
Adam	cash in lieu and filing $8,037	March 31, 2007
Fer	51% of cash in lieu and filing $5,355	June 10, 2007
Jake	Cash payment of $30,000 USD (approximately $33,500 CAD)	October 29, 2007
Kizmet	Nil
Northgate Alliance – Southern BC	50% of cash in lieu and filing $49,086	September 30, 2007
RDN	Nil
Thorn	Nil
Tide	Nil
Wernecke Breccias	20% of exploration expenditures	During 2007 fiscal year
Williams	Advance royalty payment - $5,000	December 15, 2006
Alaska properties	Claim rental - $91,360 USD (approximately $105,075 CAD) Assessment & filing - $3,000 USD (approximately $3,450 CAD)	November 30, 2006 (Paid in November) November 30, 2006 (Paid in October)
Australia properties	Project exploration $150,000 USD (approximately $185,000 CAD)	September 1, 2008
Nevada properties	Additional project exploration $82,340 USD (approximately $93,120 CAD) Lease payment of $20,000 USD (approximately $22,600 CAD)	December 31, 2006 March 31, 2007

 All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by two directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

As at October 31, 2006, Equity was indebted to the Corporation in the amount of $11,485 for advances for project expenses and consulting services provided by Equity. During the quarter ending October 31, 2006, the Corporation paid Equity $124,359 for geological consulting services and $55,963 for providing general corporate and administrative services composed of $3,209 for investor services, $32,539 for management services, $1,015 for office services, $15,196 for rent and $4,005 for support services.

During the second quarter ending July 31, 2006, the Corporation paid Equity $304,833 for geological consulting services and $56,568 for providing general corporate and administrative services composed of $944 for investor services, $32,513 for management services, $3,785 for office services, $15,101 for rent and $4,224 for support services. In addition, exploration advances totalling $365,000 were made in anticipation of field work to be completed during August.

During the first quarter ending April 30, 2006, the Corporation paid Equity $17,238 for geological consulting services and $69,617 for providing general corporate and administrative services composed of $926 for investor services, $32,400 for management services, $3,549 for office services, $17,780 for rent and $14,962 for support services. In addition, exploration advances totaling $92,000 were made in anticipation of field work commencing in early May.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since this is the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities at the end of the previous fiscal year. The current quarter’s gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Management has assessed the effectiveness of the design of internal controls over financial reporting and found no material deficiencies or significant weaknesses. In common with many smaller companies with few staff there is less than optimal segregation of duties. This has been addressed with the implementation of additional review and approval procedures by people who are not involved in the initial recording of financial transactions.

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 4 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 5 of the financial statements for details of share issues prior to October 31, 2006. The number of common shares issued and outstanding was 21,721,539 as of November 30, 2006.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: March 31, 2009	By: “Jason S. Weber”

Jason S. Weber, President